UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2009

Commission File Number 001-33434

CREDIT SUISSE

(Translation of Registrant’s Name into English)

Paradeplatz 8, CH-8070 Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                 .

Explanatory note

This Report on Form 6-K contains the exhibits set forth below.  This report on Form 6-K and such exhibits are hereby incorporated by reference into Registration Statement on Form F-3 No. 333-158199 of Credit Suisse, Credit Suisse Group AG and certain of their subsidiaries.

Exhibit 99.1

Distribution Agreement dated March 25, 2009, between Credit Suisse, as issuer, and Credit Suisse Securities (USA) LLC, as distribution agent, relating to the issue and sale from time to time by Credit Suisse of its subordinated medium-term notes registered under Credit Suisse’s, Credit Suisse Group AG’s and certain of their subsidiaries’ Registration Statement on Form F-3 (file no. 333-158199).

Exhibit 99.2

Second Supplemental Indenture, dated as of March 25, 2009, between Credit Suisse and The Bank of New York Mellon, as trustee, to the Senior Indenture, dated as of March 29, 2007, between Credit Suisse and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee.

Exhibit 99.3

Sixth Supplemental Indenture, dated as of March 25, 2009, between Credit Suisse and The Bank of New York Mellon, as trustee, to the Subordinated Indenture, dated as of March 29, 2007, between Credit Suisse and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE
(Registrant)

Date: March 25, 2009	By:	/s/ Peter Feeney
		Name:	Peter Feeney
		Title:	Authorized Officer

	By:	/s/ Sharon O’Connor
		Name:	Sharon O’Connor
		Title:	Authorized Officer